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  Cheri Carper, Esq.
  Securities and Exchange Commission
  Division of Corporation Finance
  450 Fifth Street, N.W.
  Washington, D.C.  20549-0309

	Re:	BNL Financial Corporation (the "Company")
		Form S-3
		File No. 333-68918
		Post-Effective Amendment No. 1 to Form SB-2
		File No. 0-2973

  Dear Ms. Carper:

	I am writing to you on behalf of the Company with respect to the above-referenced registration statements. On the basis of our written and telephonic discussions to date with respect to the Company's eligibility to use Form S-3 for the proposed transaction, the Company hereby requests, pursuant to Rule 477, as promulgated under the Securities Act, that such registration statements be withdrawn. The Company acknowledges that it will not be entitled to a reimbursement of its filing fee with respect to Registration Statement No. 333-68918. The Company hereby further acknowledges that no securities have been sold in connection with this offering.

        If you have any questions or comments please contact the undersigned on behalf of the Company at 501-370-3394. We appreciate your assistance in this matter.

					       Sincerely,



				               Michael E. Karney
	                                       Friday, Eldredge & Clark, LLP


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